Exhibit 1

TELE NORTE LESTE PARTICIPAÇÕES S.A.

CORPORATE TAXPAYERS’ REGISTRY (CNPJ/MF) No. 02.558.134/0001-58

BOARD OF TRADE (NIRE) No. 33.3.0026253-9

PUBLICLY-HELD COMPANY

MINUTES OF THE 380TH EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS, HELD ON SEPTEMBER 15, 2011

I.  DATE, TIME AND PLACE OF THE MEETING: September 15, 2011, at 9:30 a.m., in the Meeting Room of the Board of Directors of the Company, located at Praia de Botafogo, No. 300 – 11th floor, room 1101, Botafogo, in the City and State of Rio de Janeiro.

II.  CALL NOTICE: Individual messages were sent to the Directors on September 9, 2011.

III. QUORUM AND ATTENDANCE: A majority of the active Directors were present. Also in attendance were Alex Waldemar Zornig and Tarso Rebello Dias (representatives of the Company).

IV.  CHAIR: President – José Augusto da Gama Figueira and Secretary – Luciene Sherique Antaki.

V. AGENDA: Engagement of an independent company to prepare an economic-financial analysis of the Company, in compliance with Art. 41 of the Bylaws.

VI.  DECISIONS: After examining the materials submitted for consideration and discussing the proposed terms, the Directors in attendance unanimously decided to approve the engagement of Banco Barclays S.A. to prepare the enonomic-financial analysis required by art. 41 of the Bylaws of the Company, in order to confirm that all of the companies involved in the Corporate Reorganization, as defined in the Material Fact dated May 24, 2011, are being given equitable treatment. The Directors authorized the Executive Officers of the Company to take all necessary measures to execute the engagement herein approved.

VII.  CLOSING: With nothing further to discuss, these Minutes were drafted, read and approved and signed by all present. Rio de Janeiro, September 15, 2011. (/s/): Luciene Sherique Antaki – Secretary. Directors: José Augusto da Gama Figueira (alternate) – President of the Meeting; Fernando Magalhães Portella; Pedro Jereissati; Armando Galhardo Nunes Guerra Jr.; Alexandre Jereissati Legey; Fabio de Oliveira Moser; Cláudio Figueiredo Coelho Leal; Demósthenes Marques; Carlos Fernando Costa; Renato Torres de Faria; Rafael Cardoso Cordeiro (alternate) and Shakhaf Wine.

I certify that this is a faithful copy of the minutes recorded in the Company’s own books.

Luciene Sherique Antaki

Secretary

TELE NORTE LESTE PARTICIPAÇÕES S.A.

Minutes of the 380th Extraordinary Meeting of the Board of Directors

Held on September 15, 2011